UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 1-12966

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K	Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-QSB	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form 10-QSB

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: ClearStory Systems, Inc.

Former name if applicable: INSCI Corp.

Address of principal executive office (Street and Number): One Research Drive, Suite 200B

City, state and zip code: Westborough, Massachusetts 01581

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ClearStory Systems, Inc. (the “Company”) has substantially completed the work on its Form 10-KSB for the fiscal year ended March 31, 2005; however, the Company is continuing to evaluate its disclosure in light of the recurring operating losses and negative cash flows that it has incurred from its operating activities which have been historically funded through the issuance of additional equity capital from its principal stockholders.  As a result of these recurring operating losses and negative cash flows, the Company’s independent registered public accounting firm, Miller, Ellin & Company, LLP, has informed the Company that its independent auditors’ report will emphasize that there is substantial doubt about the Company’s ability to continue as a going concern without a significant contractual commitment from certain investors to contribute additional equity to the Company.

The Company is in negotiations and discussions regarding potential debt and equity financings and it currently anticipates financing to be in place in the coming months, which should be adequate to support its operations in the near future. However, the financings will not be in place prior to filing the Company’s Form 10-KSB, even after giving effect to the extension contemplated by this report. Accordingly, the Company believes that the independent auditors' report in the Company's consolidated financial statements for the year ended March 31, 2005 will include an emphasis paragraph concerning the Company's ability to continue as a going concern for a reasonable period of time.

The Company expects to file its Form 10-KSB for the fiscal year ended March 31, 2005 within 15 calendar days of the date of this report.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Henry F. Nelson	(580) 870-4100
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CLEARSTORY SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	By /s/ Henry F. Nelson
Henry F. Nelson
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).